October 2021 A NEW WEAPON IN THE WAR ON CANCER Products that directly kill tumors to activate a patient - specific immune response Treating all stages of cancer September 2022 Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration Number 333 - 260565 Our vision : To extend patient life while maintaining good quality

Intensity Therapeutics, Inc. (the “Company” or “we”) has filed a registration statement, including a preliminary prospectus, with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333 - 260565) in connection with the offering to which this presentation relates. Sales of the securities of the Company offered pursuant to the registration statement may not be made or offers for such securities accepted prior to the registration statement becoming effective. Before you invest, you should read the registration statement, the preliminary prospectus included within the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You can obtain a copy of the preliminary prospectus for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the preliminary prospectus, which you may request by emailing jwesolowski@intensitytherapeutics.com. This presentation may not be reproduced, forwarded to any person or published, in whole or in part. The Company is not soliciting offers to buy securities of the Company in any jurisdiction where the offer or sale is not permitted. This presentation contains forward - looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, including statements regarding the development and regulatory status of our product candidates, such as statements with respect to our lead product candidate INT230 - 6, and the timing of clinical trials and data from those trials for our product candidates, and our discovery programs that may lead to our development of additional product candidates, the potential utility of our technology and therapeutic potential of our product candidates, the potential commercialization of any of our product candidates, and the sufficiency of our cash resources. All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward - looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward - looking statements we make as a result of various risks and uncertainties, including but not limited to: whether we will be able to successfully conduct Phase 1, 2 or 3 clinical trials for INT230 - 6, whether we complete other clinical trials for our product candidates, whether we receive results from our clinical trials on our expected timelines, or at all, whether our cash resources will be sufficient to fund our foreseeable and unforeseeable operating expenses and capital expenditure requirements on our expected timeline, whether the COVID - 19 pandemic impacts our operations, and other factors included in the “Risk Factors” section of the Company’s filings with the SEC in the future. Any of these outcomes could cause our actual results to differ from those contained in the forward - looking statements of the Company’s filings with the SEC. The forward - looking statements contained in this presentation reflect our current views as of the date of this presentation with respect to future events, and we assume no obligation to update any forward - looking statements except as required by applicable law. The Intensity Therapeutics, Inc. name and logo are our trademarks. We also own the service mark and the registered U.S. trademark for DfuseRx. The trademarks, trade names and service marks appearing in this presentation are the property of the Company. We have omitted the ® and Ρ designations, as applicable, for the trademarks named in 2 this presentation. SAFE HARBOR AND FORWARD - LOOKING STATEMENTS

Issuer Intensity Therapeutics Symbol INTS Intended Listing Exchange Nasdaq Capital Market Offering Size 2,222,223 shares based on mid range price of $4.50 (does not include 15% overallotment) Securities Offered Common stock Price Range $4 to $5 per common share Expected Use of Proceeds • Phase 2/3 neoadjuvant TNBC and on - going trials • Phase 3 sarcoma study (IT - 03) • Related operating costs associated with SHAO and INT230 - 6 • Development of our second product candidate, INT33X • General corporate purposes and working capital Capi t ali z a tion as of 6/30/2022 Total outstanding shares 15 , 069 , 930 Warrants issued to shareholders 243 , 000 Options issued to employees under 2013 Stock Option Plan 1 , 822 , 500 W ar r a n ts issu e d t o c onsul t a n ts 403 , 500 All current and potential shares ~ 17 , 538 , 930 Bookrunner Roth Capital Partners, LLC; The Benchmark Company, LLC OFFERING SUMMARY

(INTS) INVESTMENT HIGHLIGHTS Localized Cancer Kill Leading to Immune Activation and Extended Survival • Favorable safety with efficacy; over 200 patients enrolled Multiple Phase 2 Studies ongoing; Phase 3 Registration Studies Designed – FDA alignment On Protocol • FDA Fast Track designation granted for TNBC Robust IP Position • Multiple US Patents: 12 issued foreign patents 100% owned by Intensity (INTS ) Platform Validated Through R&D Partnerships • Awarded CRADA by the National Cancer Institute (NCI) • Clinical collaborations with world leading Companies: Merck’s for Keytruda® & Bristol - Myers Squibb’s for Yervoy ® 4

MANAGEMENT TEAM:
EXTENSIVE ONCOLOGY AND DRUG DEVELOPMENT EXPERIENCE



Founder, CEO

Lewis H. Bender, *MIT ChE, MS, MA, MBA*
- CEO, CTO, VP, BD & Manufacturing: Emisphere
- CEO: Genomic testing, Interleukin Genetics
- Roche, Manufacturing
- Drug delivery expertise Preclinical through Phase 3
- Public biotech company CEO experience



Chief Medical Officer

Ian B. Walters, *MD, MBA*
- Clinical Development 30+ compounds: BMS, Millennium, PDL, Rockefeller University
- Translational Medicine: Rockefeller At BMS 7+ years: Oversaw oncology protocol review, and IO clin



Chief Financial Officer

James M. Ahlers
- Danforth Advisors
- Intarcia Therapeutics, CFO
- 25 years, multiple transactions
- Titan Pharmaceutics, IPO



Executive VP, Clinical Development

Brian Schwartz, MD
- Mereo
- Arqule
- Ziopharm
- Life Sci

VP, Project Management



Steve Innaimo
Bristol-Myers Squibb

Regulatory & Quality



Rebecca Drain
Bristol-Myers Squibb

Principal Accounting Officer and Controller



John Wesolowski, *MBA, CPA*
Yale, KMG Main Hurdman

BOARD OF DIRECTORS

Declan Doogan, Ph.D.
Former VP Development Pfizer

Emer Leahy, Ph.D.
CEO Psychogenics

Mark A. Goldberg, MD
Former President & COO of PAREXEL

Lewis H. Bender
CEO Intensity

5

MULTIPLE LATE-STAGE PIPELINE PROGRAMS
CLINICAL PROGRAMS ACROSS METASTATIC AND PRESURGICAL SETTINGS

Multiple Ongoing Phase 2 Studies or Cohorts; Phase 3 Programs Designed and Discussed with FDA

CLINICAL

INT230-6	PRECLINICAL / PHASE 1 / PHASE 2 / PHASE 3	
Neoadjuvant Breast Cancer	INT230-6 randomized Phase 2/3 designed	Phase 3 start expected 2023*
Advanced Soft Tissue Sarcoma	INT230-6 randomized Phase 3 planned with CRO engaged	Phase 2/3 start expected 2023*
Early-Stage Breast Cancer on-going	The INVICIBLE Study: INT230-6 pre-surgical local or regional disease	#Randomized Controlled: Data expected Q4 & Final mid 2023
Colorectal, Bile Duct, Pancreatic Squamous cell cancers (on-going)	Combo with Merck's Keytruda® (non-immunogenic "cold tumors")	#Final Data expected 2023
Sarcoma, Breast, Hepatic Cancers (on-going)	Combo with + BMS' Yervoy®	#Final Data expected 2023
INT230-6 TNBC* (Metastatic)	Randomized Controlled	*Phase 2/3 study per fast track

*TNBC is triple negative breast cancer

*Depends on capital
#Enrollment completed

6

DFUSERX^{SM} PROPRIETARY DISCOVERY PLATFORM
PRODUCT CANDIDATE: INT230-6 – USES PROVEN ANTI-CANCER AGENTS

Intensity THERAPEUTICS

INT230-6: designed for intratumoral (IT) use; Drug is scaled-up, stable, & reproducible

INT230-6 contains 2 proven anti-cancer drugs that are used intravenously: **CISPLATIN, VINBLASTINE**

- **Both drugs kill cancer directly via different mechanisms and cause anti-cancer immune activation.**

Vials also contain a diffusion enhancer molecule (SHAO). The drugs become soluble in fat and water, disperse throughout the tumor and diffuse into cancer calls



SHAO


Intensity
Intensity

7

INT230-6: A UNIQUE, ANTI-CANCER THERAPY

WATER SOLUTION THAT DIFFUSES THROUGHOUT FATTY TUMORS DOES NOT HARM HEALTHY TISSUE

Intensity Therapeutics

Human pancreatic cancer in mouse model

*Tumors contain high percentages of fat and are under high pressure

CYTOTOXICS DRUG
+ dye in water



Drug **NOT** absorbed
TUMOR
Significant drug leakage
TUMOR cut in half
Little to no drug dispersion in all tumors tested

INT230-6
+ dye in water



INT230-6: Fully absorbed
TUMOR
No leakage
TUMOR cut in half
Significant dispersion in all tumors tested

Dose is set by a tumor's volume or diameter

Published
International Journal of *Molecular Sciences*

9 Tumor Extent Extent of Necrosis wit h in T u mor PHASE 2 INVINCIBLE STUDY: INT230 - 6 ACHIEVES SIGNIFICANT CANCER KILLING WITH ONE OR TWO DOSES IN MULTIPLE TYPES OF BREAST CANCERS Patient #14: 3.9 cm invasive ductal cancer: Grade 3 (high grade): ER+PR+Her2+ 2 injections May 6 May 13 May 20 Final Pathology (significant necrosis ~85%) Patient #20: 4.4 cm invasive lobular cancer: Grade 2 (intermediate grade): ER+PR+Her2 - May 27 June 16 Final Pathology (significant necrosis ~95%) cancer is mostly ghost cells I n je c t ion #1: Dose 7.4 cc I n je c t ion #2: Dose 14.8 cc S u rg ery Injection #1 (only) Dose 21.3 cc S u rg ery Data presented at ASCO 2022 Tumor death is dependent on total dose given per treatment Tumor post surgery Tumor post surgery

OUR DELIVERY TECHNOLOGY IS BASED ON A PROVEN SCIENCE USED FOR ORAL DELIVERY OF PROTEINS Technology First Developed for Oral delivery of Protein (Semaglutide); Tablet Product (Rybelsus) Intensity’s ISSUED patents claim use with therapeutic agents for intratumoral delivery Intensity has patent protection in 37 countries EMISPHERE WAS ACQUIRED BY NOVO NORDISK FOR $1.8 BILLION Issues with current systemic therapies: • Drugs do not reach areas away from blood vessels • Tumors can exclude T - cells • Tumors prevent immune recognition Our solution: • Tumor saturated with cytotoxics, dies; cancer cells intact • Large quantities of antigen are released to immune 1 c 0 ells • Tumor now favorable to T - cell influx Image from January 2018 Tuberculosis and Respiratory Diseases 81(1):29. Intensity’s mechanism: direct killing leading to immune activation

CLINICAL STUDIES ENROLLMENT: June 2022 11 • STUDY IT - 01 : Metastatic refractory cancer ( 25 types) : 110 Patients • INT 230 - 6 alone ( 63 patients) With Keytruda ( 30 patients) With Yervoy ( 17 patients) Injections into lung, liver, peritoneum, pancreas, breast, limbs, lymph nodes Dosed started with 5 mL once per month . Current dose 175 mL every two weeks . • INVINCIBLE STUDY : Early - Stage Breast Cancer : 91 patients All types of breast cancer Attacking the Tumors – Sparing the Patient PATIENTS ENROLLED: 201

INVINCIBLE STUDY: 91 PATIENTS COMPLETED PRESURGICAL USE OF INT230 - 6 IN EARLY BREAST CANCER 12 Background : • Chemotherapy with Keytruda is used prior to surgery to try and kill all visible cancer, a pathological complete response (pCR). • Having a pCR delays disease recurrence. Yet only 63% of such patients achieve a pCR. • FDA accepts pCR as an accelerated approval endpoint INVINCIBLE Study Purposes: • Evaluate tumor cell death and immune response in the period from diagnosis to surgery (non - chemo patients) • Assess potential for INT230 - 6 to increase the pCR rate in high - risk BC patients if added to current treatments Objectives : • Determine INT230 - 6 loading dose, safety and immune activity (part I) • Evaluate tumor necrosis, cancer proliferation rates and immune activity (part II)

NEOADJUVANT STUDY SAFETY INT230 - 6 HAD FAVORABLE SAFETY 13 • No surgery was delayed or cancelled • No surgical procedure was altered • No cosmetic differences noted • Mean wait time to surgery: 24 days (range 14 - 34 days) - normal timeframe • 89% of adverse events were grade 1; all resolved within 7 days

PHASE 2 INVINCIBLE STUDY: PART 1 COMPLETED INT230 - 6 ACHIEVES IMMUNE ACTIVATION IN EARLY STAGE BC 14 Pre vs. Post treatment • In tumor: increase in abundance of CD4 naïve and B and NK T cells • In tumor microenvironment: increase in CD8 memory T, CD4 naïve and B cells • Over 200 immune cell genes activated

INVINCIBLE STUDY SAFETY AND NEXT DATA SETS 15 PART II (ongoing) increased INT230 - 6 loading • INT230 - 6 treatment compared to saline sham injection (% necrosis, effect on Ki67) • Evaluate other immunomodulatory (T - cell repertoire) and biologic effects Design of Phase 3 Program: INT230 - 6 + Standard of care in Triple Negative Breast Cancer and/or HER2+

DATA PRESENTED AT ASCO 2022 Results in Metastatic Cancers: INT230 - 6 Monotherapy or with immunotherapy 16

METASTATIC STUDY: IT - 01 FAVORABLE SAFETY: ACTIVE AGENTS REMAIN IN TUMOR INT230 - 6 >95% of the active agents remain in the tumor relative to IV dosing at 1 to 6 hours Retention is independent of cancer type, location or size Cisplatin levels are not measured - only (non - toxic) platinum metal is seen in the blood 17

SAFETY OF INT230 - 6 ALONE DATA AS OF APRIL 1, 2022 Treatment - Related Adverse Events for INT230 - 6 of Study IT - 01, n (%), – All Treated Population (>4 events) 18

Change in Longest Diameter 19 Change in Volume (using 3 dimensions) RECIST metrics use longest diameter (LD) INT230 - 6 is highly absorbed by tumors There is potential for immune infiltration There is a lack of correlation between diameter and volume in many subjects Often diameter increases or changes slightly while volume decreases Days % change in diameter % change in volume Days RECIST MEASURES, WHICH ARE BASED ON DIAMETER, DO NOT CAPTURE EFFICACY BENEFIT OF INT230 - 6

3/08/2022 Scan at 6 months 9/22/2021 Pre dose scan IN METASTATIC DISEASE INJECTED TUMORS SHRINK OVER TIME SHRINKAGE OF UNINJECTED TUMORS OBSERVED A scan of a monotherapy sarcoma tumor highlights tumor regression. Longest diameter declines 15%, whereas 2nd longest diameter declines 42% Using WHO Criteria: Partial Response; Using RECIST Criteria: Stable Disease 55.65 mm x 32.48 mm 20 47.5 mm x 18.78 mm

21 Post 2 doses Day 28 Pre dose Day 0 Liposarcoma cancer IMMUNE ACTIVIATON ACHIEVED IN NON - IMMUNOGENIC CANC After 2 doses of INT230 - 6 alone there is an anti - cancer immune cell influx into the tumor Ovarian cancer Day 0 Day 28 cancer

22 All subjects (n=63) >40% TTB (n= 45) <40% TTB (n= 18) KM INT230+PEM* (n=24) KM INT230 - 6 alone mOS not yet reached with 143 days of median follow up Monotherapy: 19 different cancers An exploratory analysis of dose relative to a subject’s incoming total tumor burden (TTB) was performed. Data as of April 1, 2022 SURVIVAL INCREASED RELATIVE TO HISTORICAL DAT INT230 - 6 ALONE OR WITH KEYTRUDA® Kaplan Meier INT230 - 6 + Keytruda Combination: 7 cancer types primarily; PC, CRC, Biliary, TNBC 95% Confidence Interval

23 Kaplan Meier estimates sarcoma patients Historical sarcoma phase 1/2 control (Subbiah) Ipi Combination data Control ( S ubbiah data) INT230 - 6 all INT2306 >40% TTB INT230 - 6 + IPI mOS , CI 205 days 649 (146, 715 (649, 1219) Not reached 1219) median follow - up: 297 days Dose relative to incoming total tumor burden (TTB) show increased survival with higher drug Favorable hazard ratios (HR) for sarcoma subjects administered INT230 - 6 compared to control Abscopal responses seen were primarily in subjects dosed to ≥ 40% total tumor burden OVERALL SURVIVAL INCREASED COMPARED TO HISTORICAL RESULT INT230 - 6 ALONE OR WITH YERVOY® IN SARCOMA

24 1 0 0% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% 0 5 10 15 Dacarbazine Trabectedin E r i b u li n( L i p o) INT 230 - 6 modeled from P 2 data Standard of care drug references: Trabectedin: Cancer. 2019 Aug 1;125(15):2610 - 2620 Eribulin: Lancet. 2016 Apr 16;387(10028):1629 - 37 Pazopanib: Lancet. 2012 May 19;379(9829):1879 - 86 20 25 30 35 40 45 Probability of survival M o n t hs Median OS Curves for STS Trabectedin, Eribulin, and Pazopanib Trials compared to the expected INT230 - 6 Eribulin P a z o p a n ib Weighted Average (.3 Tr, .3 Pa, .4 Er) PHASE 3 TRIAL DESIGN FOR INT230 - 6 IN SOFT TISSUE SARCOMA (S S) EXPECTED TO OFFER SURVIVAL IMPROVEMENT VS CURRENT 2 ND AND 3 RD LINE SOC INT230 - 6 alone (P2 data) All subjects: includes underdosed Nivo + Ipi Lancet Oncol. 2018 March ; 19(3): 416 – 426 333 subjects Endpoint: overall survival 2:1 randomization INT230 - 6 to Standard of care 2 nd /3 rd line treatment Two interim looks at 50% and 75% of events Current Drugs Dacarbazine Trabectedin Eribulin Pazopanib

25 PLATFORM VALIDATED BY WORLD LEADING PARTNERSHIPS RESEARCH CLINICAL TRIAL SITES

26 MULTIPLE UPCOMING MILESTONES MILESTONES EXPECTED TIMING Report Phase 2 INVINCIBLE Study data (Part 1) Q2 2022 Report interim IT - 01 data on combination with Keytruda Q2 2022 Report interim IT - 01 data on combination with Yervoy Q2 2022 Report INVINCIBLE immune data (Part2) Q4 2022 Report Sarcoma IPI combination and pembro combination data Q4 2022 Report Phase 2 INVINCIBLE early - stage breast cancer immune and primary efficacy outcome results 1H 2023 Report Yervoy and Keytruda Final data 1H 2023 Initiate randomized phase 3 international study in breast cancer (pCR for accelerated approval and event free survival endpoint for full approval) priority 1 2023* Initiate randomized phase 3 international study in soft tissue sarcoma (overall survival endpoint) priority 2 2023* Complete Enrollment of Phase 2/3 neoadjuvant BC phase 2/3 study for pCR and EFS 2024* Potential phase 2/3 neoadjuvant pCR data readout for accelerated approval NDA submission 2024* * Pending financing

• INT230 - 6 has induced up to 95% necrosis in large tumors following a single IT dose with immune activation in non - immunogenic cancer types: potential for presurgical use • INT230 - 6 has shown favorable safety and promising efficacy of increased survival alone or combined with immunotherapies in metastatic disease • INT230 - 6 represents a new approach to cancer treatment (immunological cell killing) with applications in multiple existing and new cancer settings • Planned phase 3 programs have large market opportunities: • Breast cancer: pre - surgery - with chemo 30,000 patients; no chemo: 170,000 cases; • Metastatic sarcoma: 157,000 patients in US; 12,000 new cases each year. 27 CONCLUSIONS AND FIRST MARKET OPPORTUNITIES

INTENSITY THERAPEUTICS 28 A NEW WEAPON IN THE WAR ON CANCER Contact Investor Relations Contact : Rx Communications Group Michael Miller (917) - 633 - 6086 mmiller@rxir.com Thank you!